Exhibit 3.1

First Amendment to Bylaws

Of

Inmune Bio, Inc.

WHEREAS, the Board of Directors (the “Board”) of INmune Bio, Inc., a Nevada Corporation (the “Company”), has deemed it advisable and in the best interest of the Company and its stockholders, pursuant to the Board’s Authority set forth in Article IX, Section 1,of the Bylaws of the Company (the “Bylaws”), to adopt amendments to the Bylaws to change the standard of electing directors to the board from a plurality of votes present at the annual meeting to a majority of votes present at the annual meeting.

NOWTHEREFORE, BE IT RESOLVED, that Article II, Section 2 of the Bylaws is deleted and replaced with the following:

“Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a majority vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.” and be it further

RESOLVED, Article III, Section 1 of the Bylaws is deleted and replaced with the following:

“Number and Election of Directors. The Board of Directors shall consist of one or more members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article, directors shall be elected by a majority of the votes cast at Annual Meetings of Stockholders. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS EFFECTIVE: May 22, 2024.